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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 2)

 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange
                                  Act of 1934

                         PLENUM PUBLISHING CORPORATION

                           (Name of Subject Company)

                             PPC ACQUISITION CORP.
                              KLUWER BOSTON, INC.
                        WOLTERS KLUWER U.S. CORPORATION
                               WOLTERS KLUWER NV

                                   (Bidders)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                            729093104 (COMMON STOCK)

                     (CUSIP Number of Class of Securities)

                              MR. JEFFREY K. SMITH
                      C/O KLUWER ACADEMIC PUBLISHERS B.V.
                                SPUIBOULEVARD 50
                            3300 A<#>Z</#> DORDRECHT
                                THE NETHERLANDS

                         TELEPHONE (011) 31 78 6392283

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    COPY TO:

                             Arnold J. Schaab, Esq.
                       Pryor Cashman Sherman & Flynn LLP
                                410 Park Avenue
                            New York, New York 10022
                            Telephone (212) 326-0168

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    This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 of
PPC Acquisition Corp., a Delaware corporation (the "Offeror"), Kluwer Boston, Inc., a Massachusetts corporation (the "Parent"), Wolters Kluwer U.S. Corporation, a Delaware corporation ("WKUS"), and Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer") filed with the Securities and Exchange Commission (the "Commission") on June 16, 1998, as amended by Amendment No. 1 to Schedule 14D-1 filed with the Commission on June 25, 1998, relating to the tender offer (the "Offer") for all outstanding shares of common stock, par value $.10 per share of Plenum Publishing Corporation, a Delaware corporation (the "Corporation"), as follows:

ITEM 2. IDENTITY AND BACKGROUND

    The first paragraph of Item 2 is hereby amended to add the following:

        The address of the principal office of WKUS is 161 North Clark Street, 48th Floor, Chicago, IL 60601-3221.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    Item 3(b) is deleted in its entirety and replaced with the following:

        (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror"), Section 11 ("Background of the Offeror; Past Contracts, Transaction or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company"), and Section 13 ("The Merger Agreement, The Purchase Agreements, The Option Agreement and the WKUS Letter") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    Item 10(f) is hereby amended as follows:

    The first paragraph of Section 10--"Source and Amount of Funds" of the Offer to Purchase, filed as Exhibit (a)(1) to Schedule 14D-1, is amended to add the following at the end of such first paragraph:

        Wolters Kluwer will provide the required funds through its available cash balances and existing bank credit lines.

    The sixth and seventh paragraphs of Section 11--"Background of the Offer; Past Contracts, Transactions or Negotiations with the Company" of the Offer to Purchase, filed as Exhibit (a)(1) to the Schedule 14D-1, are deleted in their entirety and replaced with the following:

        On May 28, 1998, the Executive Board of Wolters Kluwer met and authorized management of the Parent to make an offer, contingent upon receipt of approval by the Supervisory Board of Wolters Kluwer, to acquire the Company. WKUS submitted, on behalf of the Parent, an offer proposal to the Company in the afternoon of May 29, 1998 of $72.00 per Share (the "Wolters Kluwer Proposal"). The Wolters Kluwer Proposal provided that a Termination Fee (as defined below) of $12,500,000 (in contrast to the $5,000,000 proposed by the Company) would be payable in the circumstances provided in the Merger Agreement and that the Termination Fee would be payable if certain conditions were satisfied on or prior to June 30, 1999 (in contrast to December 31, 1998 proposed by the Company). See Section 13--"The Merger Agreement, the Purchase Agreements, the Option Agreement and the WKUS Letter". The Wolters Kluwer Proposal was conditioned upon, among other things, the Company's agreement to negotiate with the Parent on an exclusive basis. The Wolters Kluwer Proposal also included a requirement that the Company execute a Stock Option Agreement granting Parent the option to purchase 19.9% of the outstanding shares of common stock of the Company.

        On the afternoon of June 2, 1998, the Parent's financial advisor discussed the Wolters Kluwer Proposal with the Company's financial advisor. On June 3, 1998, after the Wolters Kluwer Proposal

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ITEM 10. ADDITIONAL INFORMATION (CONTINUED)
    was revised by WKUS to provide (i) an increased offer price of $73.50, (ii) a reduced Termination Fee of $7,500,000 and (iii) that the Termination Fee would be payable if the relevant conditions were satisfied on or prior to March 31, 1999, such revised proposal was accepted by the Company. See
    Section 13--"The Merger Agreement, the Purchase Agreements, the Option Agreement and the WKUS Letter".

    Section 12--"Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase, filed as Exhibit (a)(1) to Schedule 14D-1 is hereby amended to add the following paragraph at the end of such section:

        Pursuant to the Merger Agreement, the Bylaws of the Offeror at the Effective Time shall be the Bylaws of the Surviving Corporation and the officers and directors of the Offeror shall be the initial officers and directors of the Surviving Corporation. The Merger Agreement also provides that the Certificate of Incorporation of the Company at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation; however, at the Effective Time, the Board of Directors of the Surviving Corporation may elect to reduce the number of authorized shares. It is also expected that the Parent will cause the dividend policy of the Surviving Corporation to be conformed to that of other indirect wholly-owned subsidiaries of WKUS.

        Except as described in this Offer to Purchase, the Merger Agreement, the Purchase Agreements, or the Option Agreement, Wolters Kluwer does not have any plans or proposals which would result in (i) an extraordinary corporate transaction, (ii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (iii) any change in the present board of directors or management of the Company, (iv) any material change in the capitalization or the dividend policy of the Company, (v) any other material change in the Company's corporate structure or business, (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, or (vii) a class of equity securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Exchange Act.

    The first sentence of Section 13--"The Merger Agreement, the Purchase Agreements, the Option Agreement and the WKUS Letter" of the Offer to Purchase, filed as Exhibit (a)(1) to Schedule 14D-1, is deleted in its entirety and replaced with the following:

        The following is a summary of the material provisions of the Merger Agreement, the Purchase Agreements, the Option Agreement and the WKUS Letter, copies of which are filed as exhibits to the Schedule 14D-1 and
    Schedule 13D.

    The first paragraph of the Section 14--"Certain Conditions to the Offeror's Obligations" of the Offer to Purchase, filed as Exhibit (a)(1) to Schedule 14D-1, is deleted in its entirety and replaced with the following:

        Notwithstanding any other term of the Offer, and in addition to (and not in limitation thereof) Offeror's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement) the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-(1)(c) under the Exchange Act (relating to the Offeror's obligations to pay for or return tendered Shares after the termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the HSR Act has not expired or terminated, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following events shall have occurred:

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: July 10, 1998                         PPC Acquisition Corp.

                                             By:        /s/ JEFFREY K. SMITH
                                                        ------------------------------------------
                                                        Name: Jeffrey K. Smith
                                                        Title: President
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: July 10, 1998                         Kluwer Boston, Inc.

                                             By:        /s/ JEFFREY K. SMITH
                                                        ------------------------------------------
                                                        Name: Jeffrey K. Smith
                                                        Title: President
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: July 10, 1998                         Wolters Kluwer U.S. Corporation

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: President and CEO
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: July 10, 1998                         Wolters Kluwer nv

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: Member, Executive Board
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